     UNAUDITED PRO FORMA FINANCIAL INFORMATION OF DOMTAR INC.
The following unaudited pro forma balance sheets give effect to the sale of Norampac Inc. (the Transaction) as if it occurred on September 30, 2006, December 31, 2005 and 2004. The accompanying unaudited pro forma consolidated earnings give effect to the Transaction as if it occurred on January 1, 2003, the first day of Domtar’s fiscal year ended December 31, 2003. The unaudited pro forma consolidated financial information includes adjustments directly attributable to the Transaction. The pro forma adjustments are described in the accompanying notes and are based upon available information and assumptions, including the consummation of the Transaction, that are factually supportable.
THIS UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION IS FOR ILLUSTRATIVE PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS THAT WOULD HAVE BEEN ACHIEVED HAD THE TRANSACTION ACTUALLY TAKEN PLACE AT THE DATES INDICATED, AND DOES NOT PURPORT TO BE INDICATIVE OF FUTURE FINANCIAL POSITION OR OPERATING RESULTS. ACTUAL ADJUSTMENTS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA FINANCIAL INFORMATION PRESENTED BELOW.
The unaudited pro forma consolidated financial information should be read in conjunction with the “Management’s Discussion and Analysis” and the historical financial statements of Domtar Inc.

Domtar Inc.
Unaudited Pro Forma Consolidated Balance Sheets
(In millions of Canadian dollars, unless otherwise noted)

		Pro forma			Pro forma
	September 30	adjustments			September 30
	2006	2006			2006
		(Unaudited)
	$	$			$
Assets
Current assets
Cash and cash equivalents	62	(5)	A
		560	B		617
Receivables	315	(108)	A		207
Inventories	633	(72)	A		561
Prepaid expenses	27	(4)	A		23
Income and other taxes receivable	20	—			20
Future income taxes	35	(1)	A		34

	1,092	370			1,462
Property, plant and equipment	3,377	(373)	A		3,004
Assets held for sale	24	—			24
Goodwill	85	(79)	A		6
Other assets	303	(25)	A &	C	278

	4,881	(107)			4,774

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	63	(8)	A		55
Trade and other payables	562	(81)	A		481
Income and other taxes payable	42	(5)	A		37
Long-term debt due within one year	2	—			2

	669	(94)			575
Long-term debt	2,089	(184)	A		1,905
Future income taxes	240	(73)	A
		68	E		235
Other liabilities and deferred credits	287	(24)	A
		(30)	D		233

Shareholders’ equity
Preferred shares	33	—			33
Common shares	1,787	—			1,787
Contributed surplus	15	(1)	A		14
Retained earnings (deficit)	(14)	(101)	A
		329	F		214
Accumulated foreign currency translation adjustments	(225)	3	A		(222)

	1,596	230			1,826

	4,881	(107)			4,774

Domtar Inc.
Unaudited Pro Forma Consolidated Earnings
(In millions of Canadian dollars, unless otherwise noted)

		Pro forma		Pro forma
	September 30	adjustments		September 30
	2006	2006		2006
		(Unaudited)
	$	$		$
Sales	3,527	(477)	G	3,050
Operating expenses
Cost of sales	2,976	(371)	G	2,605
Selling, general and administrative	175	(31)	G	144
Amortization	237	(25)	G	212
Closure and restructuring costs	30	—		30

	3,418	(427)		2,991

Operating profit (loss) from continuing operations	109	(50)		59
Financing expenses	119	(8)	G
		(17)	H	94
Amortization of deferred gain	(4)	4	G	—

Loss from continuing operations before income taxes	(6)	(29)		(35)
Income tax recovery	(19)	(5)	G
		5	H	(19)

Earnings (loss) from continuing operations	13	(29)		(16)
Loss from discontinued operations	(8)	—		(8)

Net earnings (loss)	5	(29)		(24)

Per common share (in dollars)
Earnings (loss) from continuing operations
Basic	0.05			(0.07)
Diluted	0.05			(0.07)
Net earnings (loss)
Basic	0.02			(0.11)
Diluted	0.02			(0.11)
Weighted average number of common shares outstanding (millions)
Basic	230.4			230.4
Diluted	230.4			230.4

Domtar Inc.
Unaudited Pro Forma Consolidated Balance Sheets
(In millions of Canadian dollars, unless otherwise noted)

		Pro forma		Pro forma
	December 31	adjustments		December 31

	2005	2005		2005
		(Unaudited)
	$	$		$
Assets
Current assets
Cash and cash equivalents	83	(14)	A
		560	B	629
Receivables	294	(96)	A	198
Inventories	715	(69)	A	646
Prepaid expenses	11	(3)	A	8
Income and other taxes receivable	16	(1)	A	15
Future income taxes	38	—		38

	1,157	377		1,534
Property, plant and equipment	3,634	(382)	A	3,252
Goodwill	92	(86)	A	6
Other assets	309	(17)	A & C	292

	5,192	(108)		5,084

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	21	(7)	A	14
Trade and other payables	651	(82)	A	569
Income and other taxes payable	29	—		29
Long-term debt due within one year	2	—		2

	703	(89)		614
Long-term debt	2,257	(206)	A	2,051
Future income taxes	292	(76)	A
		68	E	284
Other liabilities and deferred credits	331	(32)	A
		(34)	D	265

Shareholders’ equity
Preferred shares	36	(1)	A	35
Common shares	1,783	—		1,783
Contributed surplus	14	(1)	A	13
Retained earnings (deficit)	(19)	(75)	A
		333	F	239
Accumulated foreign currency translation adjustments	(205)	5	A	(200)

	1,609	261		1,870

	5,192	(108)		5,084

Domtar Inc.
Unaudited Pro Forma Consolidated Earnings
(In millions of Canadian dollars, unless otherwise noted)

		Pro forma		Pro forma
	December 31	adjustments		December 31
	2005	2005		2005
		(Unaudited)
	$	$		$
Sales	4,880	(633)	G	4,247
Operating expenses
Cost of sales	4,239	(519)	G	3,720
Selling, general and administrative	285	(54)	G	231
Amortization	367	(38)	G	329
Closure and restructuring costs	334	(17)	G	317
Net losses (gains) on disposals of property, plant and equipment	(4)	3	G	(1)

	5,221	(625)		4,596

Operating loss from continuing operations	(341)	(8)		(349)
Financing expenses	155	(11)	G
		(15)	H	129
Amortization of deferred gain	(5)	5	G	—

Earnings (loss) from continuing operations before income tax	(491)	13		(478)
Income tax expense (recovery)	(184)	1	G
		5	H	(178)

Earnings (loss) from continuing operations	(307)	7		(300)
Loss from discontinued operations	(81)	—		(81)

Net earnings (loss)	(388)	7		(381)

Per common share (in dollars)
Loss from continuing operations
Basic	(1.34)			(1.31)
Diluted	(1.34)			(1.31)
Net loss
Basic	(1.69)			(1.66)
Diluted	(1.69)			(1.66)
Weighted average number of common shares outstanding (millions)
Basic	229.7			229.7
Diluted	229.7			229.7

Domtar Inc.
Unaudited Pro Forma Consolidated Balance Sheets
(In millions of Canadian dollars, unless otherwise noted)

		Pro forma		Pro forma
	December 31	adjustments		December 31
	2004	2004		2004
		(Unaudited)
	$	$		$

Assets
Current assets
Cash and cash equivalents	52	(6)	A
		560	B	606
Receivables	226	(94)	A	132
Inventories	723	(69)	A	654
Prepaid expenses	12	(2)	A	10
Income and other taxes receivable	17	—		17
Future income taxes	87	—	A	87

	1,117	389		1,506
Property, plant and equipment	4,215	(387)	A	3,828
Assets held for sale	—	—		—
Goodwill	84	(78)	A	6
Other assets	265	(23)	A & C	242

	5,681	(99)		5,582

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	22	(16)	A	6
Trade and other payables	647	(70)	A	577
Income and other taxes payable	32	(4)	A	28
Long-term debt due within one year	8	—		8

	709	(90)		619
Long-term debt	2,026	(164)	A	1,862
Future income taxes	557	(81)	A
		68	E	544
Other liabilities and deferred credits	343	(24)	A
		(39)	D	280
Shareholders’ equity
Preferred shares	39	—		39
Common shares	1,775	—		1,775
Contributed surplus	10	—	A	10
Retained earnings (deficit)	412	(108)	A
		338	F	642
Accumulated foreign currency translation adjustments	(190)	1	A	(189)

	2,046	231		2,277

	5,681	(99)		5,582

Domtar Inc.
Unaudited Pro Forma Consolidated Earnings
(In millions of Canadian dollars, unless otherwise noted)

		Pro forma		Pro forma
	December 31	adjustments		December 31
	2004	2004		2004
		(Unaudited)
	$	$		$
Sales	5,029	(624)	G	4,405
Operating expenses
Cost of sales	4,291	(491)	G	3,800
Selling, general and administrative	292	(47)	G	245
Amortization	358	(33)	G	325
Closure and restructuring costs	49	—		49
Net gains on disposals of property, plant and equipment	(37)	—		(37)

	4,953	(571)		4,382

Operating profit (loss) from continuing operations	76	(53)		23
Financing expenses	148	(7)	G
		(12)	H	129
Amortization of deferred gain	(5)	5	G	—

Loss from continuing operations before income taxes	(67)	(39)		(106)
Income tax recovery	(43)	(12)	G
		4	H	(51)

Loss from continuing operations	(24)	(31)		(55)
Loss from discontinued operations	(18)	—		(18)

Net loss	(42)	(31)		(73)

Per common share (in dollars)
Loss from continuing operations
Basic	(0.11)			(0.25)
Diluted	(0.11)			(0.25)
Net loss
Basic	(0.19)			(0.32)
Diluted	(0.19)			(0.32)
Weighted average number of common shares outstanding (millions)
Basic	228.7			228.7
Diluted	228.7			228.7

Domtar Inc.
Unaudited Pro Forma Consolidated Earnings
(In millions of Canadian dollars, unless otherwise noted)

		Pro forma		Pro forma
	December 31	adjustments		December 31

	2003	2003		2003
		(Unaudited)
	$	$		$
Sales	5,039	(619)	G	4,420
Operating expenses
Cost of sales	4,208	(492)	G	3,716
Selling, general and administrative	308	(49)	G	259
Amortization	373	(33)	G	340
Closure and restructuring costs	(5)	—		(5)
Impairment loss	201	—		201
Net losses (gains) on disposals of property, plant and equipment	(2)	—		(2)

	5,083	(574)		4,509

Operating loss from continuing operations	(44)	(45)		(89)
Financing expenses	169	(17)	G
		(16)	H	136
Amortization of deferred gain	(4)	4	G	—

Loss from continuing operations before income taxes	(209)	(16)		(225)
Income tax recovery	(51)	(11)	G
		6	H	(56)

Loss from continuing operations	(158)	(11)		(169)
Loss from discontinued operations	(35)	—		(35)

Net loss	(193)	(11)		(204)

Per common share (in dollars)
Loss from continuing operations
Basic	(0.70)			(0.75)
Diluted	(0.70)			(0.75)
Net loss
Basic	(0.86)			(0.90)
Diluted	(0.86)			(0.90)
Weighted average number of common shares outstanding (millions)
Basic	227.3			227.3
Diluted	227.3			227.3

Notes to Unaudited Pro Forma Financial Information of Domtar Inc.
Note 1. Basis of Presentation
The unaudited pro forma financial information of Domtar has been prepared based upon historical financial information of Domtar, giving effect to the sale of Norampac Inc. on December 29, 2006. This unaudited pro forma financial information is not necessarily indicative of the results of operations that would have been achieved had the Transaction actually taken place at the dates indicated, and does not purport to be indicative of future financial position or operating results. The unaudited pro forma financial information should be read in conjunction with the historical financial statements of Domtar and the notes thereto, which are included or referred to in this document.
Note 2. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Balance Sheets of Domtar
A. Elimination of Norampac balances
Adjustment to remove Norampac balances from the Domtar balance sheet.
B. Proceeds on the sale of Norampac
Adjustment to record the proceeds on the sale of Norampac of $560 million.
C. Disposition of the investment in Norampac
Adjustment to record the disposition of the investment in Norampac.
D. Write-off of deferred gain associated to the Norampac investment
To record the write-off of the deferred gain related to the Norampac investment.
E. Tax impact on the sale of Norampac
Adjustment to record the tax impact related to the sale of Norampac.
F. Impact of the sale of Norampac
Adjustment to reflect the impact of the sale of Norampac.
Note 3. Pro Forma Adjustments to the Unaudited Pro Forma Consolidated Statements of Earnings of Domtar
G. Elimination of Norampac transactions
Adjustment to remove Norampac transactions from the Domtar earnings.
H. Increase in interest income and income tax
To increase interest income based on the short-term investment return related to the cash received on the sale of Norampac and record the tax impact of the interest income.